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SEC FILE NUMBER
8- 66628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PM Securities, LLC dba Phoenix IB

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Commons Court
(No. and Street)

Chadds Ford	PA	19317
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Karbiner	(484) 841-6809	mkarbiner@phoenix-ib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Mark Karbiner , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to PM Securities, LLC dba Phoenix IB as of 12/31/25 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PM Securities, LLC dba PHOENIX IB
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
As of December 31, 2025

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PM Securities, LLC
d/b/a Phoenix IB

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PM Securities, LLC d/b/a Phoenix IB (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as PM Securities, LLC d/b/a Phoenix IB's auditor since 2024.

New York, NY

March 30, 2026

PM Securities, LLC dba PHOENIX IB

Statement of Financial Condition

December 31, 2025

Assets

Cash	$3,056,558
Due from related party	39,000
Accounts receivable	88,392
Contract assets	5,302
Other receivable & prepaid expenses	6,772
Total assets	$3,196,024

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$ 184,873
Client deposit	20,000
Deferred revenue	13,333
Due to related party	63,688
Total liabilities	281,894
Member's equity	2,914,130
Total liabilities and member's equity	$3,196,024

The accompanying notes are an integral part of this statement of financial condition.

(1)   Organization

PM Securities, LLC dba PHOENIX IB (the "Company") is a Delaware LLC, wholly owned by J.S. Held, LLC ("J.S. Held"). The Company, a broker-dealer, provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services.   It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2)   Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Basis of Accounting
The accompanying statement of financial condition has been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

Use of Estimates
In preparation of financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, and (e) recognize revenue as the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The fee revenues includes investment banking retainers and success fees. The Company recognizes investment banking retainer fees over the period of service in the related contract. For transaction or success fees, the Company recognizes income at the point in time the transaction has been completed, and the income is reasonably determinable.

(2)   Summary of Significant Accounting Policies (continued)

Accounts Receivable
Accounts receivable arises when the Company has an unconditional right to receive payment under a contract with a customer and removed upon receipt of cash or the receivable deemed uncollectable. As of January 1, 2025 and December 31, 2025, accounts receivable, net of allowance for credit losses, were $1,313 and $88,392, respectively.

Allowance for Credit Losses
The Company is subject to ASC 326, "Financial Instruments—Credit Losses", the Current Expected Credit Losses (CECL) model. This standard requires recognition of lifetime expected credit losses for financial instruments measured at amortized cost and certain off-balance-sheet credit exposures.

An allowance for the credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. There was an allowance of $270,000 on January 1, 2025 for accounts receivable credit losses from two customers, of which $15,000 was subsequently recovered as a reduction of bad debt expense. A bad debt expense allowance of $60,000 was recorded during the year ended December 31, 2025, for two additional customers. The invoices for all four customers were written off in 2025, and the Company deems no additional credit loss allowances necessary at December 31, 2025.

Leases
The Company does not have any leases to report under the leasing standard *ASC 842 – Lease Accounting* that requires all leases that are one year or longer for property, plant, or equipment to be presented on the statement of financial condition.

Income Taxes
The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company federal and state tax returns for the years 2022 – 2025 are still open for examination by the appropriate tax authorities.

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC- registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

(3)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness). The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2025, the Company had net capital, as defined, of $2,774,664 which was $2,755,871 in excess of its minimum required net capital of $18,793. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1 as of December 31, 2025, which is in compliance with the requirement that it be less than 15 to 1.

(4)   Reserve Requirements

The Company is not affected by Rule 15c3-3 as explained in Footnote 74 of SEC Release No. 34-70073 since its business operations are limited in that it does not hold customer funds or safekeep customer securities.

(5)   Deferred Revenue and Contract Balances

The Company was engaged by three clients in 2025 that supplied non-refundable retainers for which revenue remained unearned at December 31, 2025. The total amount received by the Company for these retainers was $45,000 which is being amortized over the term of the engagements (all were nine months). The Company had no contract assets at January 1, 2025 and $5,302 at December 31, 2025. The deferred revenue balance was $47,500 and $13,333 as of January 1, 2025 and December 31, 2025, respectively.

(6)   Related Party Transactions

The Company reimburses J.S. Held for the Company's allocated share of certain operating expenses paid by J.S. Held. For the year ended December 31, 2025. At December 31, 2025, the Company has a payable to J.S. Held which is reflected in due to related party.

The Company receives shared income from customers of Ocean Tomo Investment Group LLC, an entity owned indirectly by J.S. Held. During the year ended December 31, 2025, the Company received shared income of which $39,000 remains due at December 31, 2025, as reflected in due from related party.

(7)   Concentration

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits but does not consider itself at risk in this regard. Management does not anticipate any losses on these balances.

As of December 31, 2025, 98% of accounts receivable was due from two clients.

(8)   Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the Company's President. The net income or loss is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes

(9)   Subsequent Events

In preparing this statement of financial condition, management has evaluated events and transactions that have occurred since December 31, 2025 for potential recognition or disclosure through the date the statement of financial condition was issued. Management determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition and related notes.